October 21, 2020

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 28, 2020, the Registrant, on behalf of its series, Swan Defined Risk Foreign Developed Fund, to be renamed “Swan Defined Risk Foreign Fund” (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A for its Class A, Class C and Class I shares and, separately, for its Class Y shares (the “Amendments”). In a telephone conversation on October 13, 2020, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendments. Below, please find a summary of the SEC’s comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized.

General

Comment 1: Please update EDGAR with the Fund’s new name.

Response: The Fund’s name will be updated with the next filing on EDGAR.

Prospectus

Principal Investment Strategies

Comment 2: In the bullet point list under the heading “Principal Investment Strategies” for the Class Y shares, please expand on what is meant by “additional returns” as stated in the fourth bullet point.

Response: The Registrant has amended its disclosures to state the following:

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

4813-4670-5820.1

Mr. Alberto Zapata

October 21, 2020

[T]he Fund seeks to achieve its investment objective by primarily investing directly, or indirectly through exchange-traded funds (“ETFs”), in:

. . .

•	buying and selling exchange-traded put and call options on various ETFs and foreign equity indices to generate additional returns.
~~•~~	~~additional returns.~~

Comment 3: Please confirm that the Fund will comply with Rule 35d-1 of the Investment Company Act of 1940, as amended, and employ a revenue test for determining its allocation to developed and emerging market investments.

Response: The Registrant has confirmed with the adviser that it will meet the 80% test under Rule 35d-1. The Registrant has completed its disclosures to state the following:

Under normal market conditions, the Fund will invest at least ~~[ ]~~65% of its assets (defined as net assets plus any borrowing for investment purposes) in securities economically tied to foreign developed markets and at least ~~[ ]~~15% of its assets in securities tied to emerging markets.

Performance

Comment 4: Immediately above the bar chart, please note the date a change in investment strategy is anticipated and that performance shown prior to that date reflects the Fund’s previous investment strategy.

Response: The Registrant has amended it disclosures to state the following:

Effective October 28, 2020~~2019~~, the Fund’s investment objective has changed. The below performance reflects the previous investment objective of the Fund.

Comment 5: Please confirm that the benchmarks identified in the performance table are still the most suitable indexes for the Fund given the Fund’s strategy change.

Response: The Fund will replace the existing benchmarks in the performance table with the MSCI ACWI ex US Index and a 60/40 blended index of the MSCI ACWI ex US Index/Barclays Capital U.S. Aggregate Bond Index.

Mr. Alberto Zapata

October 21, 2020

Additional Information about Principal Investment Strategies and Related Risks

Comment 6: Given that the Fund will no longer pursue a foreign developed strategy exclusively, please consider whether the Fund’s emphasis on “foreign developed markets” in the second full paragraph under the heading “Principal Investment Strategies” is appropriate.

Response: The Registrant has amended its disclosures to state the following:

Securities considered to be economically tied to foreign developed or emerging market countries include, without limitation: (1) an issuer organized under the laws of or maintaining a principal office or principal place(s) of business in one or more foreign developed markets or emerging markets; (2) an issuer of securities that are principally traded in one or more foreign developed markets or emerging markets, respectively; (3) an issuer that derives or is currently expected to derive 50% or more of its total sales, revenues, profits, earnings, growth, or another measure of economic activity from, the production or sale of goods or performance of services or making of investments or other economic activity in, one or more foreign developed markets or emerging markets, or that maintains or is currently expected to maintain 50% or more of its employees, assets, investments, operations, or other business activity in one or more foreign developed markets or emerging markets; (4) a governmental or quasi-governmental entity of a foreign developed market or emerging market; (5) any other issuer that the sub-adviser believes may expose the Fund’s assets to the economic fortunes and risks of foreign developed markets or emerging markets or (6) options on securities of any of the above described issuers.

Statement of Additional Information

Comment 7: Please include a hyperlink to the Fund’s Annual Report when incorporating the Annual Report by reference.

Response: The Registrant has updated its disclosures accordingly.

Mr. Alberto Zapata

October 21, 2020

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser